SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: 05th January 2003, for the month of December 2003

TELENOR ASA

(Registrant’s Name)

Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TELENOR FINALISES SALE OF COMINCOM AND COMBELLGA
TELENOR AND INMARSAT OWNERSHIP
BECOMES SOLE OWNER OF SONOFON IN DENMARK
SHARE OFFER TO EMPLOYEES
FINANCIAL REPORTING FROM TELENOR IN 2004
BONUS SHARES TO EMPLOYEES
TELENOR RAISES SHAREHOLDER POSITION TO 51% IN GRAMEEN
SIGNATURES

TELENOR FINALISES SALE OF COMINCOM AND COMBELLGA

01.12.03

Telenor announced today that it has closed a share exchange transaction with Golden Telecom, Inc., under which Golden Telecom, Inc. will receive 100% of the shares of OAO Comincom including its wholly-owned subsidiary OAO Combellga, in exchange for 19.5% of Golden Telecom, Inc. Telenor has acquired 322,178 shares of Golden Telecom common stock. The acquisition of such additional shares gives Telenor a 20.4% stake in Golden Telecom, Inc.

MOSCOW, OSLO (December 1, 2003) — Telenor announced today that it has closed a share exchange transaction with Golden Telecom, Inc., under which Golden Telecom, Inc. will receive 100% of the shares of OAO Comincom including its wholly-owned subsidiary OAO Combellga, in exchange for 19.5% of Golden Telecom, Inc.

Telenor and Golden Telecom announced the transaction on August 20, 2003. After regulatory approval in the United States and Russia, approval of Golden Telecom’s shareholders and Telenor’s Board of Directors, and the satisfaction of agreed financial performance criteria, the transaction was completed on December 1, 2003.

In addition to the 7,007,794 shares of Golden Telecom common stock acquired by Telenor in the share exchange transaction, Telenor has acquired 322,178 shares of Golden Telecom common stock through a combination of open market purchases, purchases from participants in Golden Telecom’s stock option plan and a privately negotiated transaction with First NIS Regional Fund and Cavendish Nominees Limited. Telenor paid a total of approximately US$9.1 million for such additional shares. The acquisition of such additional shares gives Telenor a 20.4% stake in Golden Telecom, Inc.

Telenor paid US$120 million for a 75% stake in Comincom-Combellga in 2000 and this year purchased the remaining minority interest for US$30 million. Based on the closing share price for Golden Telecom as of November 28, 2003, Telenor’s total stake is worth approximately US$204 million.

Golden Telecom, Inc. is the largest alternative provider of voice, data and Internet services in Russia and other countries of the Commonwealth of Independent States (CIS). Following the acquisition of Sovintel last year, the company has a market share of approximately 35% in the business market for voice and data communications, with proforma combined revenues of US$289 million in 2002.

Jan Edvard Thygesen, Executive Vice President of Telenor and CEO of Telenor Networks, stated: “This is an excellent deal for Telenor. With the current consolidation of the Russian telecom industry we have decided that joining forces with Golden Telecom will be an excellent platform for further development. Combining these two businesses with Golden Telecom’s creates a company that is greater than the sum of its parts. We will be committed shareholders of Golden Telecom, Inc. and will take an active role on its board of directors.”

TELENOR AND INMARSAT OWNERSHIP

08.12.03

Telenor is to receive a minimum cash payment of approximately US$122 millions from the Inmarsat transaction but retains equity stake in new holding company. The book value of Telenor’s Inmarsat shares is NOK 1,435 millions. The transaction is not expected to have any significant accounting impact for the Telenor Group.

Telenor is to receive a minimum cash payment of approximately US$122 millions from the Inmarsat transaction but retains equity stake in new holding company.

The shareholders of the international satellite company Inmarsat have accepted an offer by Grapeclose Limited (a company controlled by Apax Partners and Permira) to purchase all of the issued share capital of Inmarsat for a total cash consideration of approximately US$1.5 billion, or US$15 per share. The transaction is still subject to certain conditions and court approval.

Under the offer, shareholders may elect to receive a portion of the consideration for their shares in the form of equity in the new holding company of the Inmarsat Group, up to a maximum stake equal to each shareholder’s current stake in Inmarsat representing no more than 43.3% of the new holding company in aggregate. Due to the strategic value of its ownership in Inmarsat relative to its other assets in the mobile satellite sector, Telenor will seek to maintain its current equity ownership of over 14 per cent in the new holding company. Telenor’s ownership percentage may, however, be reduced depending on the elections made by other shareholders. Telenor will nonetheless receive a minimum cash payment of approximately US$122 millions upon closing of the transaction, expected to take place before the end of 2003.

The book value of Telenor’s Inmarsat shares is NOK 1,435 millions. The transaction is not expected to have any significant accounting impact for the Telenor Group.

BECOMES SOLE OWNER OF SONOFON IN DENMARK

10.12.03

Telenor has today signed a definitive agreement with BellSouth to acquire the remaining 46.5% equity interest in SONOFON. Telenor will pay the equivalent of DKK 3,050 million in cash, which is equivalent to an equity value of DKK 6,559 million. As of September 30, 2003, SONOFON had a net debt of DKK 3,474 million.

Attachment at www.newsweb.no

“The acquisition is in line with Telenor’s strategy. We have said that we will take control wherever possible and financially desirable, and exit operations where we are not able to take control, or do not wish to do so,” said Chief Executive Officer of Telenor Mobile, Arve Johansen. “The mobile markets in Scandinavia are increasingly becoming one market, and SONOFON is an important strategic asset for Telenor in this region. The benefits resulting from economies of scale within our home market will be improved with SONOFON as a fully owned subsidiary of Telenor. A strong position in the home market is an important prerequisite for our international operations.”

SONOFON is the second largest mobile operator in Denmark with a market share of 24% in terms of subscribers and 27% in terms of revenue. SONOFON holds a particularly strong position in the business segment, and has the highest usage per subscriber. ARPU increased during 2003 despite significant price erosion in the Danish market.

“SONOFON has defended its market position in a highly competitive environment. The company has a dedicated and competent organisation,” said President and CEO of Telenor, Jon Fredrik Baksaas. “Telenor believes that there are opportunities for further operational improvements, and we estimate the synergies between Telenor’s mobile operations in Scandinavia to be in excess of NOK 1 billion calculated on an NPV basis.”

Telenor’s credit rating is expected to be unaffected by the acquisition.

The deal is subject to approval by the Danish National IT and Telecom Agency and the European Union, and the transaction is expected to be completed in the first half of 2004.

Annual figures (DKKm)	2000	2001	2002	Q3 03 YTD

Revenues	3 096	3 540	4 013	3 207
Growth (% y-o-y)	6,6%	14,3%	13,4%
EBITDA	720	906	1 177	893
Margin (%)	23,3%	25,6%	29,3%	27,8%
Capex	614	937	797	411
% of Sales	19,8%	26,5%	19,9%	12,8%
EBITDA — Capex	106	(31)	380	482
Total Net Debt			3 560	3 474

Note:	Net debt excluding Shareholders loan to Telenor = 2 755 DKKm (3 036 NOKm)

SHARE OFFER TO EMPLOYEES

12.12.03

December 12th

The subscription period for Telenor’s share offer program for employees for 2003 ended yesterday, December 11th. Approximately 2.650 employees have each subscribed for shares amounting to NOK 7,500. The number of shares allocated to the subscribers will be calculated based on the last quoted share price on December 15th 2003. The shares will be provided by a new issue of shares.

SHARE OFFER TO EMPLOYEES

16.12.03

Further to the notice to the Oslo Stock Exchange December 12 2003.

Telenor ASA has made a private placing directed at employees of a total of 471.504 shares at a quotation price of NOK 42,40 (NOK 33,92 adjusted for cash discount offered) as part of the share offer program for Telenor employees. A total of 2.679 employees have been allotted 176 shares each. The number of outstanding shares subsequent to the share issue is 1.803.897.676.

FINANCIAL REPORTING FROM TELENOR IN 2004

18.12.03

Telenor intends to presents its financial reports in 2004 and keep its General Assembly according to this plan:

Friday 13 February: results for the 4th quarter and year end 2003. Capital Markets Day.

Wednesday 5th May: results for the 1st quarter 2004 Thursday 6th May: General Assembly

Friday 23th July: results for the 2nd quarter 2004

Thursday 27th October: results for the 3rd quarter 2004

BONUS SHARES TO EMPLOYEES

19.12.03

Telenor ASA has today made a private placing directed at employees of a total of 123.605 shares as part of a bonus programme related to the share offer program for Telenor employees in 2002.

A total of 2.095 employees have been allotted 59 shares each. The number of outstanding shares subsequent to the share issue is 1.804.021.281.

TELENOR RAISES SHAREHOLDER POSITION TO 51% IN GRAMEEN

22.12.03

Telenor has increased its ownership in Grameen Phone to 51 percent from 46,4 percent. Telenor has paid Taka 713,5 million equivalent to NOK 86 million for the shares.

Telenor has increased its ownership in Grameen Phone to 51 percent from 46,4 percent. Previous to the transaction Telenor held 51 percent of the voting shares and 46,4 percent of the total outstanding capital.

Asian Development Bank (ADB), South Asia Regional Fund (SARF) and International Finance Corporation (IFC) have sold 3 percent non-voting shares respectively in Grameen Phone to Telenor, Grameen Telecom, Marubeni, and Gonofone.

Telenor has paid Taka 713,5 million equivalent to NOK 86 million for the shares.

The settlement gives the following shareholder structure in Grameen Phone both based on total outstanding capital and for voting shares.

Telenor 51%
Grameen Telecom, Bangladesh 35%
Marubeni, Japan 9.5%
Gonofone, USA 4.5%

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

By:
	Name:	Torstein Moland (sign.)
	Title:	CFO

Date: 5th January, 2004